SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Directorate Change

20 October 2011

AVIVA APPOINTS GAY HUEY EVANS AS NON-EXECUTIVE DIRECTOR

Aviva plc ("Aviva") has appointed Gay Huey Evans as an independent non-executive director, and a member of the Corporate Responsibility Committee, with effect from 20 October 2011.

Ms Huey Evans is currently a Non-executive Director and Vice Chairman of International Swaps and Derivatives Association Inc., a Non-executive Director of The London Stock Exchange Group plc, and Trustee of Wellbeing of Women (UK) and The Wigmore Hall Trust.

Ms Huey Evans was previously Vice Chairman, Investment Banking & Investment Management at Barclays Capital from April 2008 to October 2010.  Amongst other senior positions, she was also Head of Governance, Citi Alternative Investments (EMEA) and Director Markets Division at the Financial Services Authority.

Lord Sharman of Redlynch, chairman of Aviva, said:
 "I am delighted that we have been able to appoint Gay Huey Evans to the Aviva board. She has a strong track record both in the financial services industry and in regulatory matters and will further strengthen our board."

Enquiries:

Media
Andrew Reid                                                                           +44 (0)20 7662 3131

Notes to editors:

·
In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of Gay Huey Evans.

·	At the date of this announcement, Gay Huey Evans has no beneficial interests in ordinary shares of Aviva.

·	Gay Huey Evans is currently a non-executive director of International Swaps & Derivatives Association Inc. and The London Stock Exchange Group plc.

·	Gay Huey Evans' appointment has been approved by the Financial Services Authority.

·	Aviva is the world's sixth largest* insurance group, serving 44.5 million customers across Europe, North America and Asia Pacific.

·
Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £47.1 billion and funds under management of £402billion at 31 December 2010.

·	We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe.

·	The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive.

·	For broadcast-standard video, please visit http://www.aviva.com/media/video/.

·	Follow us on twitter: www.twitter.com/avivaplc

*based on gross worldwide premiums at 31 December 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  20 October, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary